中国亚麻
CHINA LINEN

Corporate Presentation

CHINA LINEN TEXTILE INDUSTRY, LTD.

OTCBB: CTXIF



www.china-linen.net

Safe Harbor Statement

Statements in this presentation may be "forward-looking statements" within the meaning of federal securities laws. You can identify these forward-looking statements by terminology such as “will"," expects”, “anticipates”, “estimates”, “plans”, “future”, “intends”, “believes” and similar statements. The matters discussed herein that are forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition expressed or implied in any forward-looking statements. Such factors include, but are not limited to the company's ability to complete product orders, coordinate product design with its customers, ability to expand and grow its distribution channels, political and economic factors in the People's Republic of China, the Company's ability to find attractive acquisition candidates, dependence on a limited number of larger customers and other factors detailed in the Company’s filings with the Securities and Exchange Commission. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties. Forward-looking statements made during this presentation speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation.

Because forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements. All written or oral forward-looking statements by the Company or persons acting on its behalf are qualified by these cautionary statements.

We undertake no obligation to publicly update or revise any forward-looking statements or other information or data contained in this presentation, whether to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any such statements are based or otherwise.

Contents

1. Equity Snapshot
2. Investment Highlights
3. Company Profile
4. Industry and Market Analysis
5. Development Strategy
6. Financial Data
7. Investment Summary



Equity Snapshot

- China Linen Textile Industry, Ltd. is one of the largest linen textile manufacturers in China.

- Ranking among top 500 China's textile and apparel enterprises, as well as the top 28 in the linen textile industry.

Symbol	OTCBB		CTXIF.OB
Share Price		11/14/09	$0.49
Market Cap			$9.849M
Shares Outstanding			20,100,003
Revenue	(2008) $22.95 M	(2009E) $26.47 M	(2010E) $36.70 M
Net Income	(2008) $4.52 M	(2009E) $5.67 M	(2010E) $8.315 M
EPS	(2008) $0.22	(2009E) $0.28	(2010E) $0.41
Fiscal Year Ended			December 31

中国亚麻
CHINA LINEN

Investment Highlights



- China ranks the first in the world in the production and trade of linen textile products.
- China launched a RMB 4 trillion (US 588 billion) economy stimulus plan and the government listed its textile industry as a pillar in the plan.
- The company is a leading manufacture of fine linen in China.
- Uses unique technologies for high-count yarn spinning, Spin and manufacture flax fibers with low-cost raw materials
- Strong market demand with high margin product
- Has demonstrated positive operating results with a management team of extensive industry experience.
- Cost of production is 15% lower than that of competitors in other developed countries or newly industrializing economies.
- The company is seeking to increase revenues and profits through the expansion of industry chain
- Mr. Gao, Chairman /CEO of the company, is a deputy to Heilongjiang Province People's Congress and a director of China Linen Textile Association.

中国亚麻
CHINA LINEN

Investment Highlights

Revenue (Million)


CAGR: 42%
25
20
15
10
5
0
2005
2006
2007
2008

Net Income (Million)


CAGR: 44%
6
5
4
3
2
1
0
2005
2006
2007
2008
2009E
2010E

The Company has very strong growth. Within four years it has achieved a CAGR of 42% in revenue and 44% in net income respectively.

中国亚麻
CHINA LINEN

Company Profile


FX102



- A manufacturer and distributor of a full range of linen products.
- Located in Lanxi County known as "Homeland of Flax in China" and "Famous Textile Town" with 120 years of history in the production of linen products.
- Covering a land area of 52,000 square meters.
- 1,500 employees, among whom, 110 technicians and 25 researchers.
- Owning advanced spinning and weaving production equipment, through which 50 types of yarn and 110 types of linen fabrics are produced.
- Established long-term R&D cooperative partnership with Military Equipment Institute of General Logistics Department and the Donghua University.
- Established a Provincial Enterprise Technology Center where cutting-edge products are developed
- Unequaled management team with extensive knowledge, experience and vision.

3 Management Team

Mr. Gao Ren Chairman/CEO 46	■ Graduated from the EMBA Program of Tsinghua University, he has been the Chairman since 2002. Mr. Gao is a Deputy to the Heilongjiang Province People's Congress and has been granted the "National Entrepreneur with Honesty in Business" award, the "China Enterprise New Man of the Year" award, the "Entrepreneur with Honesty in China Textile Industry Business" award and the "Model Worker of National Textile Industry" award.
Mr. Ma Yongfeng General Manager 49	■ Graduated from CEO Program of Tsinghua University. Formerly served as general accountant and financial officer of Heilongjiang Lanxi Linen Textile Industry United General Corp.. And now acts as General Manager of Heilongjing Lanxi Sunrise Linen Textile Industry Co., Ltd.
Ms. Huang Xiaofang CFO 43	■ Registered accountant, graduated from a graduate of Financial & Accounting Department of Heilongjiang August First Land Reclamation. She was financial manager of Harbin Wanjiabao Fresh Milk Co., Ltd and Financial executive of Harbin Shuaizhi Decoration Co., Ltd. And now serves as the Chief Financial Officer.
Ms. Li Tong President Assistant 35	■ Graduated with a Finance MBA from PACE University in New York, Ms. Li also earned her Journalism degree from People's University of China. Prior to join China Linen, she worked for Merrill Lynch Global Wealth Management Group and DTCC in New York. Further beforehand, she worked at HP and IBM back in Beijing.
Mr. Zhao Chunfu Secretary of the Board 46	■ Senior engineer and a graduate of North-East Heavy Machinery Institute. He was Branch Factory Director, Technology Innovation Director and Manager of Import and Export Department of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and Section Chief of Maintenance Operation Department of Xinlong Holding Group Co., Ltd.

Company Honors


二OO五年度发展非公有制经济
十强企业


省级守合同重信用企业
黑龙江省工商行政管理局


农业产业化
省级重点龙头企业

- Suihua Municipal Top 10 Non-Public Ownership Enterprise

Heilongjiang Provincial Contract-Abiding and Trustworthy Enterprise

- AAA Credit Standing Enterprise of Heilongjiang Branch of China Agricultural Bank

Provincial Key Enterprise of Agricultural Industrialization

National Leading Enterprise to Assist the Poor



中国亚麻
CHINA LINEN

Company Overview

The world's advanced equipment with a production capacity of 1,600 tons of flax spinning and 8 million meters fabric





中国亚麻
CHINA LINEN

Company Overview

The spacious and grand company
with clean and warm staff dormitory





Company Overview

Full range of linen products with
50 types of linen yarn
100 varieties of linen fabric and products





中国亚麻
CHINA LINEN

Current Industry and Export Situation

China is the largest linen textile producer in the world.

- In 2008, the scale of flax spinning spindles were 1.10 million in the world, among which 800,000 were in China, accounting for 72.7%. And China's export are growing at a steady pace.

- Since the founding of China Linen, the export market has experienced stable growth. And the export value of the company accounts for 5% of the total industry. Even under the current global recession, China Linen had an increasing trend in exports. In 2008, the export volume reached 12.84 million USD, with a CAGR of 38.6%.



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
2007
2008
Industry($10 million)
Company($million)

Statistics on Exports of Linen Industry and China Linen Company

中国亚麻 CHINA LINEN

Current Industry and Export Situation

China's five largest linen yarn export markets are Italy, Korea, India, Turkey, and Belgium, representing 71.83% of the total linen yarn exports.


JAPAN, 4%
OTHERS, 16%
ITALY, 22%
HONG KONG, 6%
BELGIUM, 7%
KOREA, 17%
TURKEY, 11%
INDIA, 17%

Chart of Market Segmentation of China Linen Yarn Exportation

中国亚麻
CHINA LINEN

4 Market Capacity

Bast-fibre products will become a worldwide trend of green consumption

- Within 5 to 10 years, the potential market demand for linen clothing and products worldwide will be more than 20 billion USD, of which the domestic market sale will be up to 4 billion USD.
- In 2008, the sale of China's above-scale linen textile and linen products manufacturers reached 450 million USD, going up 11.5% compared with the same period of last year.



500
450
400
350
300
250
200
150
100
50
0
2004
2005
2006
2007
2008

Sales Value of China's Linen Textile and Linen Products from 2004 to 2008

中国亚麻 CHINA LINEN

Diversified Customer Base

- Direct marketing mode
- Domestic and international markets each account for 50% market share
- Long-term loyal customers represent more than 70% of the total sales


MARKS & SPENCER
ZARA
MaxMara
LARUSMIANI
BOSS
HUGO BOSS
PEREGO
ORION
MERCAOREL
H&M
BEL&Co.
by the sea
MAX&Co.

- The top 10 customers' markets are in China, Italy, U.S.A, Brazil, Belgium, Spain and Greece.
- Integral industrial chains, to support the production of the medium and high-end linen products

4 Industry Development Trend



- Market Localization
- Product Differentiations and Diversification
- Property Right Privatization
- "Linen Fashion " is becoming a new apparel trend
- Huge Domestic Market Potentials for Linen Consumption
- The "Structural Contradiction" of natural fiber raw materials provides opportunity for linen industry expansion
- China has accelerated the exploitation and utilization of non-cotton textile resources
- Cancellation of quota restrictions on China's textile products

Competitive Advantages

- The demand for linen fiber fabrics increased rapidly with an annual growth rate of 15% to 20%, which represents future growth.
- From 2008 to 2015, the linen textile industry is expected to achieve an annual growth rate of 10%.
- The market of linen industry is large, relatively scattered, and decentralized, especially for local enterprises needing to be consolidated.
- China Linen has certain advantages in respects of technology, product quality and production cost.
- Advanced management and marketing mode will improve its overall competitiveness
- With lower labor cost in China, it is 50% lower than its international competitors
- Brand name "Fairy Deer"





中国亚麻 CHINA LINEN

Development Strategy

To double productivity in 5 years and form an extension of the upstream and downstream industrial chains

- To extend the industrial chain, complete the project of production line of yarn-dyed fabric within 1 year, and occupy home textile market
- To acquire a textile mill with a total of 5,000 spinning spindles and 100 looms within 3 years
- To establish a stable production base of raw materials in Europe

- While consolidating high-count yarn products, complete capacity expansion of lower-cost and higher-profit products, striving to double the productivity and implement resource consolidation.
- Within 5 years, to shape complete industrial chain from up-end flax fiber raw materials to end production lines of linen dyeing, home textile and garments

- To develop Chinese market potential
- To acquire garment enterprises qualified to manufacture military supplies for supply of military fabrics, and enhance domestic market share
- To develop linen composite fiber and dominate high-end market

Revenue

Revenue (million)



CAGR: 42%
25
20
15
10
5
0
2005
2006
2007
2008



YoY: 15%
21
20.5
20
19.5
19
18.5
18
17.5
17
16.5
9M2008
9M2009

中国亚麻 CHINA LINEN

6 Gross Profit and Gross Margin

Growth in report period (million)



CAGR: 38%
23.20%
32.64%
27.48%
23.09%
2.02
4.74
5.71
5.3
2005
2006
2007
2008

Year-on-Year Growth in the 9 months (million)



Year-on-Year Growth:29%
4.44
5.72
9M2008
9M2009

中国亚麻
CHINA LINEN

Net Income and Net Margin

Growth in report period (million)



CAGR: 44%
18.60%
19.97%
19.68%
19.69%
1.5
2.9
4.09
4.52
2005
2006
2007
2008

Year-on-Year Growth in the 9 months (million)



Year-on-Year Growth:36.2%
21.88%
20.86%
3.15
4.29
9M2008
9M2009

中国亚麻 CHINA LINEN

Income Statement Highlights

(US$ million)	2006	2007	2008	9M2008	9M2009
Revenue	14.52	20.78	22.95	17.92	20.57
Cost of Goods Sold	9.78	15.07	17.65	13.48	14.85
Gross Profit	4.74	5.71	5.30	4.44	5.72
Gross Margin	32.64%	27.48%	23.09%	24.7%	27.8%
Total Operating Expenses	1.20	1.25	1.32	0.93	0.63
Operating Income	3.54	4.46	3.98	3.51	5.09
Total Other Income	0.46	0.62	0.95	0.63	0.58
Income Before Tax	4.00	5.08	4.93	4.14	5.67
Income Tax	1.29	1.61	1.21	0.97	1.36
Net Income	2.90	4.09	4.52	3.15	4.29
Net Profit Margin	19.97%	19.68%	19.69%	21.88%	20.86%
Export Volume	11.22	14.73	15.22		

Budget	**2008**	**2009**	**2010**
Net Income After Tax	**4,520,000**	**5,670,000**	**8,315,000**
Fully Diluted EPS	**0.22**	**0.28**	**0.41**

中国亚麻
CHINA LINEN

Balance Sheet Highlights

(US$ million)	Year Ended December 31 2007	2008	September 31 2009
Cash and Cash Equivalents	0	0	1.87
Inventories	9.33	8.34	5.43
Total Current Assets	22.06	24.36	27.45
Total Assets	31.33	36.22	39.05
Accounts payable-Trade	2.72	2.71	3.78
Total Current Liabilities	19.79	18.17	16.73
Total Long Term Liabilities	0.55	2.45	2.43
Total Shareholders' Equity	11.0	15.60	19.89
Total Liabilities and Shareholders' Equity	31.33	36.22	39.05

7 Investment Summary

- The largest linen textile manufacturer and distributor in China
- Construction of Yarn-dyed Fabric Factory Project, pioneering the linen home textile industry
- R&D of new products and performance remaining growth
- Completeness of the industry chain, promise of sustainable growth
- Experienced management team with unparalleled vision
- Strong support from Chinese government ensuring steady development and growth of the linen industry
- Developing Chinese market increasing the demand for linen products
- Exports ranks among the top 3 in China
- Demand outweighs supply producing an increase in income and potential future growth
- Company is growing rapidly with a share price that is severely undervalued



中国亚麻 CHINA LINEN

中国亚麻
CHINA LINEN

Thank You!

Q&A



China Linen Textile Industry, Ltd.

Tong Li: President Assistant

Mobile: 1-718-790-1231

Email: tongli15@gmail.com

Website:www.china-linen.net

China Linen Textile Industry, Ltd.

Helena Yang: Manager Assistant

Mobile: 86-139-361-34173

Email:sunshine_110@vip.163.com

Website:www.china-linen.net

Investor Relations: (Red Chip)

Auditor: UHY